Exhibit 99.1

Steakholder Foods Announces Signing of Investment and Convertible Loan Agreements, and Memorandum of Understanding for Proposed Transformative Acquisition of Twine Solutions

Twine Shareholders Investing into Steakholder at $7 per ADS; More than 200% Premium Above Current ADS Price

Strategic Acquisition Would Position Combined Company As Pioneering Force Across Food Tech and Textile Industries, Building Digital Printing and Dyeing Technology Powerhouse

Since its foundation, Twine has installed more than 30 systems at leading brands, dye houses and textile fulfillers

Rehovot, Israel, June 11, 2025 (GLOBE NEWSWIRE) – Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, today announced that it has signed both a non-binding MoU to acquire Twine Solutions Ltd., a transformative force in thread and yarn digital dyeing manufacturing, and binding investment and convertible loan agreements. As per the agreements, Twine’s shareholders are investing and providing a convertible loan in an aggregate amount of $1.74 million in Steakholder Foods at investment/conversion prices per ADS of $7.00, a 200% premium above Steakholder’s last closing price. Steakholder will use these proceeds to provide its own loan to Twine Solutions, convertible into Twine’s senior share class, to accelerate Twine’s commercial expansion. The parties will then negotiate the acquisition of Twine by Steakholder through an exchange of shares and warrants, creating a unified entity with unprecedented technological capabilities.

The investment is being led by Gefen Capital, a U.S.-Israeli investment fund that targets high-potential Israeli startups with disruptive technologies. Gefen’s U.S. and Israeli principals offer operational experience in building and managing companies and have a proven track record in creating value. Gefen Capital is a unique fund with a strong “A-Team” of U.S. investors. Partners include David Wiessman and Sheldon “Shelly” Stein. Mr. Wiessman, an entrepreneur and philanthropist who owns numerous businesses in Israel and the U.S., including Sonol, one of the leading oil companies and convenience store operators in Israel. Mr. Wiessman was previously the President & CEO of Alon USA Energy, a retail and oil conglomerate that under his leadership merged with Delek US to form a $2.8 billion company traded on the NYSE.

Mr. Stein is the CEO of Glazers Beer & Beverage, one of the largest beer distributors in the U.S., the former President of Southern Glazer’s Wine and Spirits, the largest distributor of wine and spirits in the U.S., and previously a Vice Chairman and head of Southwest Investment Banking for Bank of America Merrill Lynch. Before that, Mr. Stein ran Bear Stearns’ Southwest Investment Banking Group and was a member of Bear Stearns’ President Advisory Council.

Twine is revolutionizing the $120 billion textile thread and yarn industry through its proprietary digital dyeing textile technology. By transforming the supply chain paradigm to on-demand dyeing solutions, Twine is generating significant economic change and positive ecological impact. Twine has secured approximately $80 million in funding and established strategic partnerships with global giants including Zara and COATS Group. The proposed combination of Twine and Steakholder would create a global digital technology powerhouse with the capability to revolutionize multiple industries including food, automotive and fashion through advanced manufacturing solutions.

The acquisition would combine two transformative platforms: Steakholder’s pioneering 3D food printing technology and Twine’s revolutionary digital manufacturing systems. Twine’s impressive technological achievements include developing the world’s first digital thread and yarn dyeing system that uses a waterless process, protected by 10 granted and pending patents. Twine’s innovative solution empowers businesses to bring their thread dyeing processes in-house, dramatically reducing time to market while enabling unprecedented customization for sewing, knitting, and embroidery applications. Together, the companies would explore commercial applications across a range of industries, with an eye on speed, personalization, sustainability, and scale.

The investment and convertible loans have been completed, while the acquisition remains subject to final due diligence, definitive agreements, approval by Steakholder shareholders at a general meeting and customary closing conditions.

Arik Kaufman, Chief Executive Officer of Steakholder Foods, commented,

“A leading investment firm, Gefen Capital, invested in Steakholder at $7 per ADS — a 200% premium to our current ADS price — underscoring the belief in the long-term value this potential acquisition represents. In challenging times, bold, out-of-the-box consolidation efforts such as this one can unlock transformative value and serve as a model for future synergies. Twine brings not only a powerful IP portfolio and breakthrough technology, but also an active customer base that includes globally recognized brands, along with strong commercial momentum and growth potential. This strategic combination could mark a defining moment in digital manufacturing, positioning us to lead across multiple industries with sustainable, scalable innovation.”

Shelly Stein, a Partner at Gefen Capital, which is a controlling shareholder of Twine, added, “Gefen Capital is a believer and investor in technologies that transform traditional industries and challenge old perceptions to adapt to the changing pace of life and the needs of industries and people, both now and in the future. We believe that the two companies can create significant leverage of their joint capabilities, helping unlock their full potential together.”

Allon Maoz, Chief Executive Officer of Twine, commented, “We are thrilled to join forces with Steakholder Foods. At Twine, we are committed to driving innovation in every thread that we touch – empowering our customers to scale efficiently while transforming their operations and markets. Partnering with a visionary and innovative company like Steakholder Foods — who share our values of circularity, efficiency, and responsible production — is a natural fit. Together, we are aiming to set a new standard for how technology and sustainability can intersect to shape a better future.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

About Twine Solutions

Founded in 2015, Twine is disrupting the textile industry with its proprietary waterless thread and yarn dyeing technology. By eliminating the need for traditional dye baths and cumbersome supply chain, Twine’s systems enable on-demand, sustainable color application directly at the point of production— accelerating time-to-market, saving water and reducing waste. Serving leading fashion, apparel, accessories and home décor brands, Twine empowers manufacturers to meet both operational and environmental goals without compromising on color quality or performance. With cutting-edge solutions like the TwineX series, Twine is paving the way for a smarter and more efficient future in textile production.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ and Twine’s businesses, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ and Twine’s business operations and financial performance and condition and the plans, objectives, and expectations of the business operations and financial performance and condition of the combined entity. In addition, forward-looking statements in this press release include the completion of final due diligence, the execution of definitive agreements, approval by Steakholder shareholders at a general meeting and the satisfaction of customary closing conditions. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change overtime, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Investor Contacts:

Steakholder Foods Ltd.

John Mills, Managing Partner, ICR

John.Mills@icrinc.com

646-277-1254

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